UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28959/October 21, 2009

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In the Matter of   :
                                       :
KEYSTONE STRATEGIC DEVELOPMENT FUND:
200 Berkeley St.   :
Boston, MA 02116   :
                                       :
(811-8694)   :
                                       :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Keystone Strategic Development Fund filed an application on
September 1, 2009, requesting an order under section 8(f) of
the Act declaring that it has ceased to be an investment
company.

On September 25, 2009, a notice of filing of the application
was issued (Investment Company Act Release No. 29830). The
notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application
would be issued unless a hearing was ordered. No request for a
hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary